UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 12, 2019

Commission File Number: 001-34104

NAVIOS MARITIME ACQUISITION

CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

Navios Maritime Acquisition Corporation (“Navios” or the “Company”) has announced that, effective July 12, 2019, Erifili Tsironi resigned from her position as Co-Chief Financial Officer of the Company, in order to serve as the Chief Financial Officer of Navios Maritime Containers L.P. Effective upon the resignation of Ms. Tsironi, Leonidas Korres, who served as Co-Chief Financial Officer with Ms. Tsironi, will continue to serve as the Company’s Chief Financial Officer.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: July 12, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer